AMERICAS GOLD AND SILVER CORPORATION MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026 DATED NOVEMBER 12, 2026

Americas Gold and Silver Corporation

Management's Discussion and Analysis

Unless otherwise indicated, in this Management's Discussion and Analysis all references to "dollar" or the use of the symbol "$" are to the United States of America dollar and all references to "C$" are to the Canadian dollar. Additionally, percentage changes in this Management's Discussion and Analysis are based on dollar amounts before rounding.

Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and nine months ended September 30, 2026

Forward-Looking Statements

Statements contained in this Management’s Discussion and Analysis (“MD&A”) may constitute "forward-looking information" or "forward-looking statements" within the meaning of applicable Canadian and United States securities laws ("forward-looking statements"). Often, but not always, forward-looking statements can be identified by forward-looking words such as "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions. Specific forward-looking statements in this MD&A include, but are not limited to: the Company’s 2026 guidance, including estimated and targeted production rates and results for silver and other metals at the Galena Complex, including the Crescent mine, and Cosalá Operations, all-in sustaining costs, and sustaining and growth capital expenditures; statements relating to the Company’s positioning as a North American producer of silver and other critical minerals; the expected timing and completion of required development, long-hole stoping, fleet replacement and equipment commissioning, underground communications upgrades and the No. 3 Shaft upgrade, and the expected operational and production results therefrom; the Company’s technical review and optimization work at the Galena Complex and related operational improvements, production potential and production efficiencies at the Galena Complex, including the expected production levels and anticipated improvements through production growth and operational efficiency, and the internal study evaluating remnant mining potential; the construction and operation of an antimony processing facility through the Company’s joint venture with United States Antimony Corporation and the Company’s role in the U.S. domestic supply of critical minerals; estimates of, and realizations on, mineral reserves and resources; expected prices of silver and other metals and related expectations relating to the Company's revenue derived from the sale of such metals; anticipated costs, expenses and capital expenditures; initial results and expectations arising out of the Company’s exploration and drilling programs at the Galena Complex, the Crescent mine and the Cosalá Operations, including the potential to extend mine life and the expected timing of a resource update at the Crescent mine; the impact of regional security conditions in Sinaloa, Mexico on the Cosalá Operations; the Company’s ability to continue as a going concern; the Company’s liquidity position and ability to fund expected operations at prevailing commodity prices and requirement for additional financing, including the availability of additional tranches under the Term Loan Facility and other potential debt financing opportunities; the Company’s ability to comply with financial covenants under its debt facilities; the Company’s expectations regarding collection of payments from concentrate producers; expectations regarding the Company’s ability to rely on existing infrastructure, facilities and equipment; and expectations regarding the timing and frequency of the Company’s review of the pension valuation.

Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to control or predict that may cause the actual results, performance or achievements of the Company, or developments in the Company's business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Some of the risks and other factors (some of which are beyond the Company’s control) that could cause results to differ materially from those expressed in the forward-looking statements contained in this MD&A include, but are not limited to risks relating to: interpretations or reinterpretations of geologic information; results of exploration and production activities; drill results not being reflected in future Mineral Resource or Mineral Reserve estimates; inability or delay in obtaining permits required for future exploration, development or production; mineral reserves and mineral resources and related interpretations, development and production and the Company's ability to sustain or increase present production; general economic conditions and conditions affecting the industries in which the Company operates; the uncertainty of regulatory requirements and approvals; potential litigation; fluctuating mineral and commodity prices; any hedging activities of the Company; the ability to obtain necessary future financing on acceptable terms or at all; the ability to operate the Company’s projects; operational matters and hazards inherent in the mining industry; competition in the mining industry; non-compliance with exchange listing standards; cybersecurity; government regulation of mining operations; cyclical aspects of the Company’s business; changing global economic conditions and market volatility, including volatility in financial markets, adverse changes in currencies, trade policies and inflation; geopolitical instability, political unrest, tariffs or trade restrictions, war, and other global conflicts; ground conditions; government regulation and environmental compliance, property claims, title, surface rights and access; tailing risks; mining and exploration activities and future mining operations; risks relating to negative operating cash flows; risks relating to the possibility that the Company’s working capital requirements may be higher than anticipated and/or its revenue may be lower than anticipated over relevant periods; illegal blockades and other factors limiting mine access or regular operations without interruption; labour relations, disputes and/or disruptions, employee recruitment and retention and pension funding and valuation; failure of plant, equipment, processes and transportation services to operate as anticipated; the US election and expectations related to and actions taken by the current administration; recession expectations;  environmental compliance, climate change and government regulation thereof; variations in ore grade or recovery rates; capital and construction expenditures; certain of the Company's material properties are located in Mexico and are subject to changes in political and economic conditions and regulations in that country; risks associated with foreign operations; risks related to the Company's relationship with the communities where it operates; risks related to actions by certain non-governmental organizations; substantially all of the Company's assets are located outside of Canada, which could impact the enforcement of civil liabilities obtained in Canadian and U.S. courts; currency fluctuations that may adversely affect the financial condition of the Company; litigation risks; acquisitions and integrations; joint ventures; the Company may need additional capital in the future and may be unable to obtain it or to obtain it on favourable terms; risks associated with the Company's outstanding debt and its ability to make scheduled payments of interest and principal thereon; and reclamation activities and other factors described in this MD&A and the Company’s most recently filed Annual Information Form (“AIF”) under the heading “Risk Factors”.  The list above is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Investors and others should carefully consider these and other factors and not place undue reliance on the forward-looking statements.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and nine months ended September 30, 2026

Forward-looking statements contained in this MD&A are based on management's plans, estimates, projections, beliefs, opinions, and judgments as at the time such statements were made, and the related assumptions may change. Although forward-looking statements contained in this MD&A are based on what management considers to be reasonable assumptions based on information currently available to it, there can be no assurances that actual events, performance or results will be consistent with these forward-looking statements, and management's assumptions may prove to be incorrect. Some of the important risks and uncertainties that could affect forward-looking statements are described further in this MD&A. The Company cannot guarantee future results, levels of activity, performance or achievements, should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, the actual results or developments may differ materially from those contemplated by the forward-looking statements. The Company does not undertake to update any forward-looking statements, even if new information becomes available, as a result of future events or for any other reason, except to the extent required by applicable securities laws.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and nine months ended September 30, 2026

Management's Discussion and Analysis

This MD&A of the results of operations, liquidity and capital resources of Americas Gold and Silver Corporation (the "Company", "Americas", or "Americas Gold and Silver") constitutes management's review of the Company's financial and operating performance for the three and nine months ended September 30, 2026, including the Company's financial condition and future prospects. Except as otherwise noted, this discussion is dated November 12, 2026, and should be read in conjunction with the Company's unaudited condensed interim consolidated financial statements and the notes thereto for the three and nine months ended September 30, 2026 and 2025. The unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2026 and 2025 are prepared in accordance with International Accounting Standards ("IAS") 34 under IFRS Accounting Standards ("IFRS") as issued by the International Accounting Standards Board. The Company prepared its latest financial statements in U.S. dollars and all amounts in this MD&A are expressed in U.S. dollars, unless otherwise stated. These documents along with additional information relating to the Company including the Company's most recent Annual Information Form are available on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Company's website at www.americas-gold.com. The content of the Company's website and information accessible through the website do not form part of this MD&A.

In this report, the management of the Company presents operating highlights for the three months ended September 30, 2026 ("Q3-2026") compared to the three months ended September 30, 2025 ("Q3-2025") and for the nine months ended September 30, 2026 ("YTD-2026") compared to the nine months ended September 30, 2025 ("YTD-2025") as well as comments on plans for the future.

The Company has included certain non-GAAP and other financial measures together with measures determined in accordance with IFRS. The Company believes these measures provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar non-GAAP and other financial performance employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Reconciliations and descriptions can be found under "Non-GAAP and Other Financial Measures".

This MD&A contains statements about the Company's future or expected financial condition, results of operations and business. See "Forward-Looking Statements" above for more information on forward-looking statements.

Overview

The Company is a silver-focused producer with two operations in the world's leading silver mining regions: the Galena Complex in Idaho, USA, including the neighbouring Crescent mine, and the Cosalá Operations in Sinaloa, Mexico. The Company also owns the Relief Canyon gold mine ("Relief Canyon") which is currently on care and maintenance in Nevada, USA.

In Idaho, USA, the Company operates the 100%-owned producing Galena Complex whose primary assets are the operating Galena mine, the recently-acquired Crescent mine, the Coeur mine, and the contiguous Caladay development project in the Coeur d'Alene Mining District of the northern Idaho Silver Valley. The Galena Complex has recorded production of over 230 million ounces of silver along with associated by-product metals of lead, copper, gold, and antimony over a production history of more than sixty years. The Company is currently implementing a new strategy at Galena aimed at increasing production and lowering operating costs following a recapitalization plan in December 2024 and the Crescent mine acquisition. The Company also signed a joint venture agreement in February 2026 with United States Antimony Corporation ("US Antimony") to construct and operate an antimony processing facility in Idaho's Silver Valley.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and nine months ended September 30, 2026

In Sinaloa, Mexico, the Company operates the 100%-owned Cosalá Operations, which includes the 100%-owned Zone 120 and the El Cajón silver-copper mines (“EC120”) and the San Rafael silver-zinc-lead mine (“San Rafael”), which declared commercial production in January 2026 and December 2017, respectively. The Cosalá area land holdings also host the Company’s Nuestra Señora silver-zinc-copper-lead mine and the Los Braceros processing facility which declared commercial production in January 2009, as well as several other known precious metals and polymetallic deposits, past-producing mines, and development projects all located in close proximity to the Los Braceros processing plant. The Company also owns a 100% interest in the San Felipe development project in Sonora, Mexico.

In Nevada, USA, the Company has the 100%-owned, Relief Canyon gold mine located in Pershing County, which is currently on care and maintenance. Operations were suspended in August 2021 in order to resolve technical challenges related to the metallurgical characteristics of the deposit; leaching and heap rinsing operations were discontinued in Q4-2023. The landholdings at Relief Canyon and the surrounding area cover over 6,160 hectares.

The Company’s management and Board of Directors (the “Board”) are comprised of senior mining executives who have extensive experience identifying, acquiring, developing, financing, and operating precious metals mines and processing plants. The Company’s registered office is located at 145 King Street West, Suite 2870, Toronto, Ontario, Canada, M5H 1J8, with offices in Reno, Nevada, Mazatlán and Cosalá, Mexico and Wallace, Idaho. The Company is a reporting issuer in each of the provinces of Canada and is listed on the TSX trading under the symbol “USA” and on the NYSE American trading under the symbol “USAS”.

Information contained on the Company's website is not incorporated by reference herein and should not be considered part of this MD&A.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and nine months ended September 30, 2026

Recent Developments and Operational Discussion

Q3-2026 Highlights

  Record quarterly silver production and sales driven by strong operational performance from the Cosalá Operations.
    Consolidated silver production of approximately 800,000 ounces was realized during the quarter (a 5% increase compared to Q3-2025), or approximately 937,000 silver equivalent ounces1, including approximately 965,000 pounds of lead, 918,000 pounds of copper and 101,000 pounds of antimony.
    Consolidated YTD-2026 silver production was approximately 2.3 million ounces (a 19% increase compared to YTD-2025), including approximately 5.2 million pounds of lead, 2.7 million pounds of copper, and 335,000 pounds of antimony.
  Consolidated net revenue increased to $51.4 million for Q3-2026 or a 68% increase compared to $30.6 million for Q3-2025, primarily as a result of higher realized prices and higher production.
    YTD-2026 revenues of $165.5 million increased by 104% compared to YTD-2025 revenues of $81.1 million.
  Exceptional operational performance at Cosalá, delivering approximately 416,000 ounces of silver during the quarter which represents a 28% year-over-year increase when compared to Q3-2025 driven by higher silver grades.
    Achieved some of the best grade-widths drilled to date at the Cosalá operations, including high-grade drill results of 654.7 g/t Ag, 1.5% Cu over 20.5 meters and 409.3 g/t Ag, 0.8% Cu over 14.1 meters (see Americas news release dated September 17, 2026 for further details).
  Published Americas' Inaugural Corporate Sustainability Report on October 13, 2026. The 2025 Sustainability Report is an important milestone in the growth of the Company as it outlines foundations of a comprehensive sustainability strategy that serves as a cornerstone of the aggressive growth plan by integrating key environmental, social, and governance factors into risk management systems, alongside key metrics for internal monitoring and external reporting.
  Cash and cash equivalents balance of $63.3 million and working capital1 of $23.1 million as of September 30, 2026, in line with expectations as the Company continues to deploy capital into its consolidated revitalization and growth plans. An additional $50 million is available to the Company upon satisfaction of certain conditions from its existing $100 million Term Loan Facility, increasing the Company's potential liquidity to $113 million.
  Cost of sales per silver equivalent ounce sold1, cash costs1 and all-in sustaining costs1 per silver ounce sold averaged $31.68, $29.66 and $42.94, respectively, in Q3-2026.
    For YTD-2026, cost of sales per silver equivalent ounce sold, cash costs and all-in sustaining costs ("AISC") per silver ounce sold averaged $29.58, $26.40 and $39.16, respectively.
  Net loss of $5.6 million for Q3-2026 (net loss of $16.5 million for Q3-2025) primarily attributable to higher net revenue and no loss on metals contract liabilities (following their settlement in Q2 2026), offset by higher cost of sales, higher depletion and amortization, lower gain on derivatives, and higher income tax expense.
  Adjusted loss1 for Q3-2026 was $4.9 million (adjusted loss for Q3-2025 was $4.3 million) and Adjusted EBITDA1 for Q3-2026 was $9.3 million (adjusted EBITDA for Q3-2025 was $1.9 million) primarily due to higher net revenue from increased realized silver prices during the period.

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1 This is a supplementary or non-GAAP financial measure or ratio. See "Non-GAAP and Other Financial Measures" section for further information.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and nine months ended September 30, 2026

Metal Prices

Despite year over year increases in silver prices, precious metals prices moderated during Q3-2026 from the elevated levels observed earlier in the year due to evolving monetary and fiscal policy expectations, international trade developments, and broader macroeconomic conditions. This was partially balanced by positive market sentiment influenced by ongoing structural deficits in the silver market, strong industrial demand from renewable energy, electronics, artificial intelligence data centres and other technology-related applications.  The market price of silver increased by 59% year-over-year to an average price of $62.73/oz in Q3-2026 compared to an average price of $39.38/oz in Q3-2025. The copper market price increased by 44% year-over-year to an average price of $6.41/lb in Q3-2026 compared to an average price of $4.44/lb in Q3-2025. Lead decreased by 6% year-over-year to an average price of $0.84/lb in Q3-2026 compared to an average price of $0.89/lb in Q3-2025. The Company is dependent on both precious and base metal prices for profitability and liquidity.

The Company believes it is well positioned to significantly increase revenue for 2026 and beyond, supported by its planned growth in silver production at both of its producing operations and the prevailing market prices for silver, copper, and lead.

Galena Complex

During Q3-2026, the Company advanced several key operational initiatives at the Galena Complex, maintaining alignment with its multi-year growth plan. Progress continued across underground development, long-hole stoping, fleet modernization, shaft infrastructure upgrades, and communications improvements. These activities collectively support the Company's objective of increasing mining efficiency, expanding production optionality, and improving long-term asset reliability.

Underground development advanced at a steady pace, supported by improved muck‑handling efficiencies. A significant contributor to these gains was the successful execution of the long-hole improvement plan at the Galena Complex. Remote mucking operations materially outperformed traditional underhand and overhand methods, averaging approximately 200 tonnes per shift versus roughly 50 tonnes per shift historically. Long‑hole panels achieved planned widths, reinforcing confidence in the long‑hole mining strategy. Additional long‑hole stopes are currently in development and are scheduled for extraction in Q4‑2026 and into 2027, which is expected to further support production consistency and cost performance.

Development of the 55‑179 decline is now ahead of the 55‑198 and 55‑206 stopes, enabling continued production during the quarter. The strategic location of this ramp provides access to multiple stopes from a single development heading, reducing future development expenditures and increasing operational flexibility. Two of the three stopes accessed from this ramp are planned for long‑hole mining, marking a notable transition given that no long‑hole stopes were active at year‑end 2024 when senior operational  oversight changed.

The 55-198 stope pushed out to the east 80 feet and west 60 feet past the previous stope limits on the last cut. The development of the 52-034 is ongoing with solid Ag grades and a stope for production in Q4-2026.

The Company continued to execute on its 2026 underground fleet replacement program, with early efficiency gains beginning to materialize with noticeable improvement in development. A new development 4-yard mucker was received in Q3‑2026 and commissioned on the 5200‑level to support capital development. Infrastructure upgrades to accommodate the modern fleet also progressed, a new haul truck is expected to arrive in Q4-2026 with commissioning in Q1-2027 along with adding an additional 2-yard mucker to replace older equipment being sent to 2400L.

Modernization of underground communications advanced with installation of a new fibre‑optic and leaky‑feeder system in the No. 3 Shaft and across the 5,500‑level while progress is being made to run cables in the lower part of the ramp from 5500L and across multiple levels. The initial segment, extending to the 4,500‑level, will provide the first underground internet connectivity at the Galena Complex. Completion is anticipated to enhance communication reliability, enable automation of select fans, pumps, and equipment, and improve overall underground operational control.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and nine months ended September 30, 2026

Phase Two components for the No. 3 Shaft upgrade arrived in mid‑March 2026, with brake and Lilly upgrades completed at the end of April. This phase was designed to increase hoisting speeds in end zones, improving the efficiency of ore and waste skipping. Improvements completed to date have already resulted in faster material movement through the shaft system from 42 tons per hour to 90-100 tons per hour.

The recent higher silver price environment improved the economic viability of several areas of the mine, prompting their reintegration into the 2026 and longer‑term mine plans. An internal study is underway to evaluate remnant mining potential in the 55‑072, 46‑136, 52‑034, 43‑149, and 55‑179VR areas. Drilling is ongoing to refine geological models, supported by the deployment of two additional drills. These efforts are expected to inform future production sequencing and resource optimization.

Significant new high-grade Ag-Cu-Pb-Sb drill results at the Galena Complex from the Company’s exploration and Mineral Resource conversion drilling program were released on September 18, 2026, as well as a significant new vein discovery at the Galena Mine on the operating 49 level (49-817 intersecting 1.2m of 1,061 g/t Ag, 0.7% Cu and 0.6% Sb). The new high-grade discovery is close to minimum mining widths required for the ongoing transition to long hole stoping. These infill drill results were not included in the Company’s 2025 Mineral Resource and Mineral Reserve estimates (see the Americas’ news release dated March 30, 2026) and will be considered in future updates to the Mineral Resource estimate. There is no certainty that these results will result in any change to the Mineral Resource or Mineral Reserve estimates or the mine plan.

Cosalá Operations

During Q3-2026, the Cosalá Operations delivered solid operating performance, producing approximately 416,000 ounces of silver within the Oeste Superior 2, Oeste Superior 4, Oeste Inferior 3, and Este 3 areas. Approximately 84% of quarterly silver production was sourced from Zone 120, with the balance from the El Cajón Mine. Tonnage and silver head grades from Zone 120 were consistent with expectations throughout the period. Silver recovery averaged approximately 82% in Q3-2026 reflecting strong metallurgical performance and effective plant management despite a scheduled 8-day maintenance shutdown of one of the two mill lines reducing total processing capacity by 50%.

Cosalá has achieved some of the best grade-widths drilled to date at the Cosalá operations, including high-grade drill results of 654.7 g/T Ag, 1.5% Cu over 20.5 meters and 409.3 g/T Ag, 0.8% Cu over 14.1 meters (see Americas news release dated September 17, 2026 for further details). The assay results were part of infill and step-out drilling conducted in 1H 2026 at Cosalá’s San Rafael Upper, 120 Upper and 120 Lower deposits. These drill results were not included in the Company’s 2025 Mineral Resource and Mineral Reserve estimates (see Americas’ news release dated March 30, 2026), and will be considered in future updates to the Mineral Resource estimate. There is no certainty that these results will result in any change to the Mineral Resource or Mineral Reserve estimates or the mine plan.

The Sinaloa region, where the Company operates, experiences heightened conflict from time-to-time between organized crime groups. While no damage has been reported to the Company’s property or personnel, intermittent regional security disruptions resulting from violence in nearby areas have historically caused delays in contractor mobilization and intermittently impacted the Company’s supply chain and concentrate transportation routes. Additionally, these occasional disruptions may affect mill operations, leading to minor reductions in milled tonnage though the Company has largely maintained normal steady-state throughput.

While Sinaloa is experiencing high levels of violence among criminal organizations, particularly in Culiacán and Mazatlán, operations, suppliers, and concentrate shipments have not been materially affected to date, other than the intermittent impacts described above. The Company cannot predict when, or if, these conflicts may subside or worsen in the interim, it remains committed to responding proactively to prioritize the safety and well-being of its employees and stakeholders.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and nine months ended September 30, 2026

Please refer to the section entitled "Risk Factors" in the Company's AIF for a further discussion of the risks relating to the Company's business and operations, including risks associated with its operations in Mexico and exposure to risks and uncertainties regarding operations in areas located where organized crime groups and Mexican cartels may operate.

Acquisition of Crescent Mine and Concurrent Bought Deal Financing

The Company closed its strategic acquisition of Crescent Silver, LLC which owns the Crescent mine ("Crescent") in Idaho, USA, neighbouring the Galena Complex, on December 12, 2025 for total consideration of $87 million.

Though it is early days at the Crescent mine, the Company has mobilized contractors, and begun preparing drill stations and exploration development in Q3-2026, and progressing on 336 ft of structural development and ramp capital development of 2,082 ft during YTD-2026. Infill drilling continued throughout Q3-2026 (after commencing in late Q1-2026) in support of a resource update in second half of 2027 and is expected to continue throughout the year.

Joint Venture with United States Antimony

Galena is the only producing antimony mine in the United States. The Company aims to deliver a secure and reliable source of US domestic antimony, a federally recognized critical mineral with key applications in the defense, energy, and manufacturing sectors within the United States.  Given this significant advantage, the Company signed a joint venture agreement with US Antimony to construct and operate an antimony processing facility in Idaho's Silver Valley in February of 2026 (the "Antimony JV"). The Antimony JV is 51% owned by the Company and is intended to provide a mine-to-finished antimony production solution to secure the supply chain for this critical mineral within the United States. The Company will contribute the land for the site and will sell antimony feed material mined from the Galena Complex to the Antimony JV on market terms. US Antimony will contribute its knowledge and technical expertise in constructing and operating antimony processing facilities and will provide the Antimony JV with access to its extensive antimony marketing network including the United States Government.

Settlement of silver and gold delivery obligations

In Q2-2026, the Company settled its remaining precious metals delivery obligations under existing agreements with Mr. Eric Sprott ("Sprott") and Royal Gold Inc. ("Royal Gold"). On May 20, 2026, the Company settled its remaining obligation to deliver ounces of silver to Sprott in exchange for the issuance of 7,956,696 common shares. On June 10, 2026, the Company also settled its remaining obligation to deliver ounces of gold to Royal Gold through a combination of the delivery of 5,000 ounces of gold and the issuance of 2,652,532 common shares.

These transactions fully settled the Company's remaining precious metals delivery obligations, eliminating impacts to mark-to-market adjustments in instrument valuations due to changes in forward gold and silver prices, simplified and strengthened its capital structure and increased its exposure to future silver prices. Further details regarding the transactions, and their financial statement impact, are described in Notes 9 and 10 to the Company's condensed interim consolidated financial statements.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and nine months ended September 30, 2026

Outlook

Americas’ consolidated production guidance for 2026 is a range between 3.2 million and 3.6 million ounces of silver at an AISC range of $30 to $35 per ounce sold. The Company expects to achieve the low end of existing full-year production guidance and the high end of AISC guidance range.

Table 1 - 2026 GUIDANCE

2026 Production and Costs

Silver Produced (M oz)	3.2 - 3.6

All-In Sustaining Costs/Ag Oz Sold ($/oz)[2,3,4]	$30 - $35

2026 Capital Investments

Sustaining Capital ($ M - includes capitalized infill drilling)	$30 - $40

Growth Capital ($ M)	$60 - $80

Total ($ M)	$90 - $120

Notes to Table 1

1. The Company's guidance assumes targeted mining rates and costs, availability of personnel, contractors, equipment and supplies, the receipt on a timely basis of required permits and licenses, cash availability for capital investments from cash balances, cash flow from operations, or from a third-party debt financing source on terms acceptable to the Company, no significant events which impact operations, an MXN$ to US$ exchange rate of 18 : 1. Assumptions used for the purposes of guidance may prove to be incorrect and actual results may differ from those anticipated.

2. Non-IFRS: the definition and reconciliation of these measures are included in the Non-IFRS Measures section of Americas Gold and Silver's MD&A for the period ended December 31, 2025.

3. By-product metals production is treated as a credit that is reflected in AISC.

4. AISC calculations are for the operations only, and exclude non-cash share-based payments expense, and derivative settlements.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and nine months ended September 30, 2026

Consolidated Results and Developments

	Q3-2026[3]	Q3-2025[4]	YTD-2026[3]	YTD-2025[4]

Revenue ($ M)	$51.4	$30.6	$165.5	$81.1

Silver Produced (oz)	800,458	764,757	2,252,354	1,899,627

Copper Produced (lb)[5]	918,456	565,707	2,735,096	1,038,404

Lead Produced (lb)	964,551	2,345,180	5,190,794	8,075,456

Zinc Produced (lb)	-	79,938	-	8,284,795

Antimony Produced (lb)	101,011	-	335,302	-

Total Silver Equivalent Produced (oz)[1]	936,870	877,454	2,646,447	2,553,992

Total Silver Equivalent Sold (oz)[1]	1,010,649	852,054	2,720,173	2,591,951

Cost of Sales/Ag Eq Oz Sold ($/oz)[2]	$31.68	$23.63	$29.58	$24.98

Cash Costs/Ag Oz Sold ($/oz)[2]	$29.66	$24.97	$26.40	$25.37

All-In Sustaining Costs/Ag Oz Sold ($/oz)[2]	$42.94	$31.12	$39.16	$32.55

Net Income (Loss) ($ M)[6]	$(5.6)	$(16.5)	$(0.6)	$(51.3)

Comprehensive Income (Loss) ($ M)[6]	$(3.6)	$(15.0)	$2.9	$(53.0)

1 Throughout this MD&A, silver equivalent produced and sold were calculated based on all metals production at average realized silver, copper, lead, zinc, and antimony prices during each respective period on a gross payable basis.

2 This is a supplementary or non-GAAP financial measure or ratio. See "Non-GAAP and Other Financial Measures" section for further information.

3 Throughout this MD&A, silver, lead, and silver equivalent sold, and cost per ounce measurements during fiscal 2026 include Crescent pre-production from the Galena Operations.

4 Throughout this MD&A during fiscal 2025, tonnes milled, silver grade and recovery, silver production and sales, silver equivalent produced and sold and cost per ounce measurements include EC120 pre-production from the Cosalá Operations.

5 For fiscal 2025, copper production, grade, recovery, and sold disclosed are from EC120 pre-production from the Cosalá Operations throughout this MD&A.

6 Throughout this MD&A, loss on metals contract liabilities was revised in fiscal 2025.

Consolidated silver production of approximately 800,000 ounces during Q3-2026 was higher than Q3-2025 production of approximately 765,000 ounces due to higher production Cosalá Operations partially offset by lower production at Galena.

Revenue of $51.4 million for the three months ended September 30, 2026 was higher than revenue of $30.6 million for the three months ended September 30, 2025, as a result of the increase in realized silver prices and higher production. The average realized silver price2 increased by approximately 50% from Q3-2025 to Q3-2026. The average realized silver price of $60.54 for Q3-2026 (Q3-2025 - $40.36/oz) is largely comparable to the average London silver spot price of $62.73 for Q3-2026 (Q3-2025 - $39.38/oz) with the difference due to timing of concentrate sales.

The Company recorded a net loss of $5.6 million for the three months ended September 30, 2026 compared to a net loss of $16.5 million for the three months ended September 30, 2025. The decrease in net loss was primarily attributable to higher net revenue, and prior period loss in Q3-2025 on fair value of metals contract liabilities, offset in part by higher cost of sales, higher depletion and amortization expense, lower gain on derivatives, and increase in income tax expense. These variances are further discussed in the following sections.

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2 These are supplementary or non-GAAP financial measures or ratios. See "Non-GAAP and Other Financial Measures" section for further information.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and nine months ended September 30, 2026

Galena Complex

	Q3-2026[3]	Q3-2025	YTD-2026[3]	YTD-2025
Tonnes Milled	32,812	28,534	98,474	74,771
Silver Grade (g/t)	371	486	364	496
Copper Grade (%)	0.26	-	0.26	-
Lead Grade (%)	1.48	3.96	2.64	4.05
Antimony Grade (%)	0.15	-	0.16	-
Silver Recovery (%)	98.4	98.5	98.5	98.5
Copper Recovery (%)	98.5	-	97.9	-
Lead Recovery (%)	90.1	94.2	90.6	94.1
Antimony Recovery (%)	94.6	-	95.0	-
Silver Produced (oz)	384,579	439,580	1,136,966	1,173,304
Copper Produced (lb)	182,362	-	549,409	-
Lead Produced (lb)	964,551	2,345,180	5,190,794	6,272,775
Antimony Produced (lb)	101,011	-	335,302	-
Total Silver Equivalent Produced (oz)[1]	442,303	492,402	1,335,157	1,334,706
Silver Sold (oz)	437,709	425,445	1,124,801	1,172,169
Copper Sold (lb)	198,998	-	535,860	-
Lead Sold (lb)	1,417,512	2,271,462	5,238,723	6,309,375
Antimony Sold (lb)	121,691	-	336,052	-
Total Silver Equivalent Sold (oz)[1]	509,401	476,219	1,324,403	1,332,623
Cost of Sales/Ag Eq Oz Sold ($/oz)[2]	$41.73	$25.09	$36.09	$25.49
Cash Costs/Ag Oz Sold ($/oz)[2]	$44.31	$25.10	$34.24	$25.29
All-In Sustaining Costs/Ag Oz Sold ($/oz)[2]	$60.07	$32.35	$50.89	$34.03

1 Throughout this MD&A, silver equivalent produced and sold were calculated based on average realized silver, copper, lead, zinc, and antimony prices during each respective period on a gross payable basis.

2 This is a supplementary or non-GAAP financial measure or ratio. See "Non-GAAP and Other Financial Measures" section for further information.

3 Throughout this MD&A, silver, lead, and silver equivalent sold, and cost per ounce measurements during fiscal 2026 include Crescent pre-production from the Galena Operations.

The Galena Complex produced approximately 385,000 ounces of silver in Q3-2026 compared to approximately 440,000 ounces of silver in Q3-2025 reflecting the continued recovery from temporary operational interruptions experienced during the second quarter. The mine also produced approximately 965,000 pounds of lead in Q3-2026 along with approximately 182,000 pounds of copper and approximately 101,000 pounds of antimony. Lead by‑product production levels may vary in the short term as mining activities focus on increasing higher silver grade, tetrahedrite ore and supporting development continues to be advanced. Cash costs per ounce of silver sold increased to $44.31/oz in Q3-2026 from $25.10/oz in Q3-2025, primarily due to a significant increase in broken ore and waste underground in late September resulting from a substantial increase in rounds per day in September in production and development areas.

Further developments of the Galena Complex are discussed in the Recent Developments and Operation Discussion section of this MD&A above.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and nine months ended September 30, 2026

Cosalá Operations

	Q3-2026	Q3-2025[3]	YTD-2026	YTD-2025[3]
Tonnes Milled	114,020	106,029	337,285	359,087
Silver Grade (g/t)	138	116	125	86
Copper Grade (%)[4]	0.34	0.30	0.34	0.28
Lead Grade (%)	-	-	-	0.83
Zinc Grade (%)	-	1.21	-	3.10
Silver Recovery (%)	82.1	82.0	82.4	73.0
Copper Recovery (%)[4]	86.9	83.8	86.7	80.8
Lead Recovery (%)	-	-	-	67.0
Zinc Recovery (%)	-	70.2	-	80.3
Silver Produced (oz)	415,879	325,177	1,115,388	726,323
Copper Produced (lb)[4]	736,094	565,707	2,185,687	1,038,404
Lead Produced (lb)	-	-	-	1,802,681
Zinc Produced (lb)	-	79,938	-	8,284,795
Total Silver Equivalent Produced (oz)[1]	494,567	385,052	1,311,290	1,219,286
Silver Sold (oz)	423,141	313,159	1,190,279	718,460
Copper Sold (lb)[4]	729,969	544,121	2,320,979	1,057,113
Lead Sold (lb)	-	-	-	1,826,547
Zinc Sold (lb)	-	86,512	-	9,474,630
Total Silver Equivalent Sold (oz)[1]	501,248	375,835	1,395,770	1,259,328
Cost of Sales/Ag Eq Oz Sold ($/oz)[2]	$21.47	$21.79	$23.40	$24.44
Cash Costs/Ag Oz Sold ($/oz)[2]	$14.51	$24.79	$19.00	$25.49
All-In Sustaining Costs/Ag Oz Sold ($/oz)[2]	$25.21	$29.45	$28.06	$30.15

1 Throughout this MD&A, silver equivalent produced and sold were calculated based on all metals production at average realized silver, copper, lead, zinc, and antimony prices during each respective period.

2 This is a supplementary or non-GAAP financial measure or ratio. See "Non-GAAP and Other Financial Measures" section for further information.

3 Throughout this MD&A during fiscal 2025, tonnes milled, silver grade and recovery, silver production and sales, silver equivalent produced and sold, and cost per ounce measurements include EC120 pre-production from the Cosalá Operations.

4 Throughout this MD&A, copper production, grade, recovery, and sold disclosed for fiscal 2025 are from EC120 pre-production from the Cosalá Operations.

Silver production increased in Q3-2026 by 28% to approximately 416,000 ounces of silver compared to approximately 325,000 ounces of silver in Q3-2025, primarily due to higher silver grades during the period from within the Oeste Superior 2, Oeste Superior 4, Oeste Inferior 3, and Este 3 areas. Approximately 84% of quarterly silver production was sourced from Zone 120, with the balance from the El Cajón Mine. Tonnage and silver head grades from Zone 120 remained consistent with expectations throughout the period. Silver recovery averaged approximately 82% in Q3-2026 reflecting strong metallurgical performance and effective plant management despite a scheduled 8-day maintenance shutdown of one of the two mill lines reducing total processing capacity by 50%.

Effective January 1, 2026, commercial production was declared for EC120, which has higher silver grades and recoveries based on its mineralogy compared to the zinc-lead-silver San Rafael mine orebody. Mining ceased at the San Rafael Main Central orebody which caused base metals production of zinc and lead to drop in YTD-2026 though continues in the higher-grade silver Upper Zone orebody.

Cash costs per silver ounce sold decreased during Q3-2026 to $14.51 per ounce from $24.79 per ounce in Q3-2025, due primarily to higher silver ounces sold and higher revenue from by-product credits recognized during the period.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and nine months ended September 30, 2026

Results of Operations

Analysis of the three months ended September 30, 2026 vs. the three months ended September 30, 2025

The Company recorded a net loss of $5.6 million for the three months ended September 30, 2026 compared to a net loss of $16.5 million for the three months ended September 30, 2025. The decrease in net loss was primarily attributable to higher net revenue ($20.8 million), and prior period loss (Q3-2025) on fair value of metals contract liabilities ($13.1 million), offset in part by higher cost of sales ($11.9 million), higher depletion and amortization expense ($3.1 million), lower gain on derivatives ($2.9 million), and increase in income tax expense ($4.7 million), each of which are described in more detail below.

Revenue increased by $20.8 million to $53.2 million for the three months ended September 30, 2026 from $30.6 million for the three months ended September 30, 2025. The increase was due to higher realized silver and base metal prices at both operations and higher production at the Cosalá Operations increasing revenue by $14.6 million in Mexico and $6.2 million in Idaho, partially offset by higher treatment and selling costs..

Cost of sales increased by $11.9 million to $32.0 million for the three months ended September 30, 2026 from $20.1 million for the three months ended September 30, 2025. The increase was primarily due to $9.3 million increase in cost of sales from the Galena Complex during the period due a significant increase in broken ore and waste underground in late September resulting from a substantial increase in rounds per day in September in production and development areas.

Depletion and amortization expense increased by $3.1 million to $6.8 million for the three months ended September 30, 2026 from $3.7 million for the three months ended September 30, 2025 mainly due to commencing depletion of EC120 mineral interests under the new Mineral Reserve and Mineral Resource statement following declaration of commercial production in 2026.

Loss on fair value of metals contract liabilities decreased by $13.1 million to nil for the three months ended September 30, 2026 due to the settlement of the metals contract liabilities during the second quarter of 2026.

Other gain on derivatives decreased by $2.9 million to approximately nil for the three months ended September 30, 2026 due to the settlement of all remaining derivative contracts during the third quarter of 2026.

Income tax expense increased by $4.7 million to a $5.4 million expense for the three months ended September 30, 2026 from a $0.7 million expense for the three months ended September 30, 2025 primarily due to provisional income and mining taxes recognized from the Cosalá Operations during the period.

Analysis of the nine months ended September 30, 2026 vs. the nine months ended September 30, 2025

The Company recorded net loss of $0.6 million for the nine months ended September 30, 2026 compared to a net loss of $51.3 million for the nine months ended September 30, 2025. The decrease in net loss was primarily attributable to higher net revenue ($84.5 million), and decreased loss on metals contract liabilities ($16.7 million), offset in part by higher cost of sales ($15.7 million), higher depletion and amortization expense ($4.4 million), higher foreign exchange loss ($3.2 million), lower gain on derivatives ($3.5 million), and increase in income tax expense ($16.2 million), each of which are described in more detail below.

Revenue increased by $84.5 million to $165.5 million for the nine months ended September 30, 2026 from $81.1 million for the nine months ended September 30, 2025. The increase was due to higher realized silver and base metal prices, and silver production at both operations: $36.5 million higher revenue at the Galena Complex, and $48.0 million higher revenue at the Cosalá Operations, slightly offset by lower by-product revenue from the cessation of zinc and lead production during the period as the mill feed came from silver-copper EC120 production instead of zinc-lead-silver San Rafael Main orebody and by higher  treatment and selling costs.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and nine months ended September 30, 2026

Cost of sales increased by $15.7 million to $80.5 million for the nine months ended September 30, 2026 from $64.8 million for the nine months ended September 30, 2025. The increase was primarily due to $13.8 million increase in cost of sales from the Galena Complex during the period due a significant increase in broken ore and waste underground in late September resulting from a substantial increase in rounds per day in September in production and development areas.

Depletion and amortization expense increased by $4.4 million to $20.1 million for the nine months ended September 30, 2026 from $15.7 million for the nine months ended September 30, 2025 mainly due to commencing depletion of EC120 mineral interests under the new Mineral Reserve and Mineral Resource statement following declaration of commercial production in 2026.

Foreign exchange gain decreased by $3.2 million to a $2.1 million loss for the nine months ended September 30, 2026 from a gain of $1.1 million for the nine months ended September 30, 2025 mainly due to material changes in CAD-USD exchange rates during the period impacting valuation of non-functional currency instruments from the Company's Canadian subsidiaries.

Loss on fair value of metals contract liabilities decreased by $16.7 million to a $11.8 million loss for the nine months ended September 30, 2026 from a $28.4 million loss for the nine months ended September 30, 2025 due to the settlement of the metals contract liabilities during the period.

Other gain on derivatives decreased by $3.5 million to $0.1 million for the nine months ended September 30, 2026 from a gain of $3.6 million for the nine months ended September 30, 2025 due to the settlement of all remaining derivative contracts during the period.

Income tax expense increased by $16.2 million to a $17.0 million expense for the nine months ended September 30, 2026 from a $0.8 million expense for the nine months ended September 30, 2025 primarily due to provisional income and mining taxes recognized from the Cosalá Operations during the period.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and nine months ended September 30, 2026

Summary of Quarterly Results

The following table presents a summary of the consolidated operating results for each of the most recent eight quarters ending with September 30, 2026.

	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	2026[1]	2026[1]	2026[1]	2025[2]	2025[2]	2025[2]	2025[2]	2024[2]
Revenue ($ M)[3]	$51.4	$46.3	$67.8	$36.8	$30.6	$27.0	$23.5	$23.8
Net Income (Loss) ($ M)[5]	(5.6)	(5.0)	10.0	(36.2)	(16.5)	(15.0)	(19.7)	(12.6)
Comprehensive Income (Loss) ($ M)[5]	(3.6)	(3.4)	9.9	(34.4)	(15.0)	(16.1)	(21.9)	(7.7)

Silver Produced (oz)	800,458	664,971	786,925	746,666	764,757	688,663	446,207	363,856
Copper Produced (lb)[4]	918,456	850,088	966,552	972,948	565,707	356,735	115,962	-
Lead Produced (lb)	964,551	2,276,229	1,950,014	1,250,570	2,345,180	1,905,450	3,824,826	3,370,212
Zinc Produced (lb)	-	-	-	-	79,938	1,472,805	6,732,052	6,292,634
Antimony Produced (lb)	101,011	97,213	137,078	-	-	-	-	-

Current Assets (qtr. end) ($ M)	$98.1	$127.5	$164.3	$153.7	$65.3	$83.8	$29.8	$40.7
Current Liabilities (qtr. end) ($ M)	$76.8	$78.8	$97.5	86.2	71.8	73.4	57.6	69.4
Working Capital (qtr. end) ($ M)	$21.3	$48.6	$66.8	67.5	(6.5)	10.4	(27.8)	(28.7)

Total Assets (qtr. end) ($ M)	$428.3	$432.3	$438.5	$413.0	$234.7	$244.3	$184.3	$192.6
Total Liabilities (qtr. end) ($ M)	131.4	136.3	199.9	191.4	184.5	188.0	128.9	139.2
Total Equity (qtr. end) ($ M)	296.9	296.0	238.6	221.6	50.2	56.3	55.4	53.4

1 Throughout this MD&A, silver, lead, and silver equivalent sold, and cost per ounce measurements during fiscal 2026 include Crescent pre-production from the Galena Operations.

2 Throughout this MD&A, tonnes milled, silver grade and recovery, silver production and sales, silver equivalent produced and sold, and cost per ounce measurements during fiscal 2025 and 2024 include EC120 pre-production from the Cosalá Operations.

3 Throughout this MD&A, contract services related to transportation costs were reclassified from treatment and selling costs in revenue to cost of sales in fiscal 2024.

4 Throughout this MD&A, copper production, grade, recovery, and sold disclosed for fiscal 2025 are from EC120 pre-production from the Cosalá Operations.

5 Throughout this MD&A, loss on metals contract liabilities was revised in fiscal 2025.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and nine months ended September 30, 2026

Liquidity

The change in cash since December 31, 2025 can be summarized as follows (in millions of U.S. dollars):

Opening cash balance as at December 31, 2025	$129.8
Cash generated from operations	59.9
Expenditures on property, plant and equipment	(96.0)
Contributions to joint ventures	(0.2)
Lease payments	(1.8)
Pre-payment facility	2.6
Credit facility	(5.4)
Non-brokered private placements	1.9
Proceeds from exercise of options and warrants	5.1
Term loan facility	(1.9)
Metals contract liabilities	(26.5)
Royalty agreement	(0.8)
Derivative instruments	(1.7)
Changes in working capital and other	(1.7)
Closing cash balance as at September 30, 2026	$63.3

The Company’s cash and cash equivalents balance decreased from $129.8 million to $63.3 million since December 31, 2025 with lower working capital of $21.3 million (December 31, 2025 working capital of $67.5 million). This decrease in cash was mainly due to expenditures on property, plant and equipment, and metals contract liabilities offset by cash generated from operations, proceeds from non-brokered private placements, and exercise of options and warrants. Current liabilities as at September 30, 2026 were $76.8 million which is $9.4 million lower than at December 31, 2025, principally due to settlement of metals contract liabilities during the period, partially offset by higher trade and other payables.

The Company operates in a cyclical industry where cash flow has historically been correlated to market prices for commodities. Several material uncertainties may cast significant doubt upon the going concern assumption, including cash flow positive production at the Cosalá Operations, Galena Complex, and Crescent mine, compliance of key financial covenants, and ability to raise additional funds as necessary to fund these operations and meet obligations as they come due. The Company complied with key financial covenants as at September 30, 2026, and certain other financial covenants on earnings and debt ratios under its senior secured debt facility with the SAF Group. Certain other financial covenants associated with  the SAF group Term Loan Facility have been waived from December 31, 2025 to December 31, 2026, subject to the Company maintaining a minimum consolidated cash balance of $35.0 million as at the balance sheet date. The Company’s cash flow is dependent upon its ability to achieve profitable operations, comply with key financial covenants, obtain adequate equity or debt financing, or, alternatively, dispose of its non-core properties on an advantageous basis to fund its near-term operations, development and exploration plans, while meeting production targets at current commodity price levels.

Management evaluates viable financing alternatives to ensure sufficient liquidity including debt instruments, concentrate offtake agreements, sale of non-core assets, private equity financing, sale of royalties on its properties, metal prepayment and streaming arrangements, and the issuance of equity. Several material uncertainties may impact the Company's liquidity in the short term, such as: the price of commodities, general inflationary pressures, cash flow positive production at both the Company's operating mines, the timing of enhancements and optimization of working face development, mining and underground ore handling rates and stope back-fill cycles, the expected increase in the Galena hoisting capacity, and the execution of other significant capital expenditures.

In past years, the Company was successful in raising funds through equity offerings (including bought deals and at-the-market offerings), debt arrangements, convertible debentures, prepayment arrangements, royalty sales, and non-core asset sales. During fiscal 2025, the Company closed a term loan facility for funds of up to $100 million to provide additional debt funding to fund its mine optimizing capital, development, and infill drilling expenses at the Galena Complex and further restructure its existing debt ($50 million only drawn under the facility). The Company also successfully closed a $132 million bought deal private placement as well as non-brokered private placements of approximately $20 million during fiscal 2025 and believes it will be able to continue to raise additional financing as needed considering the current state of the precious metals capital market.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and nine months ended September 30, 2026

In the medium term, the completion of the optimization of the No. 3 shaft, will allow for greater hoisting capacity of ore and waste and increased underground ore handling rates. The new Galena Complex strategy is currently being executed in line with new plans being developed, including other significant capital expenditures along with increased metal prices, the Company believes that cash flow will be sufficient to fund ongoing operations.

The Company's financial instruments consist of cash, trade receivables, restricted cash, trade and other payables, other long-term liabilities, and derivative contracts. The fair value of these financial instruments approximates their carrying values, unless otherwise noted. The Company is not exposed to significant interest or credit risk with exception of the 3 months U.S. SOFR rate applicable to the interest rate on certain financial instruments. The majority of the funds of the Company are held in accounts at major banks in the United States, Canada, and Mexico.

Disclosure of Recent Offerings and Proceeds

The following table sets out the disclosure the Company previously made about how it would use available funds or proceeds from any financing in the past 12 months, an explanation of any variances, and the impact of the variances, if any, on the Company's ability to achieve its business objectives and milestones.

Offering and Proceeds	Disclosed Use of Proceeds
$1.9 million March 2026 non-brokered private placements of common shares	For precious metals delivery commitments per agreement amendment
$132.3 million December 2025 bought deal private placement	$20.0 million for cash portion of the Crescent acquisition and for working capital requirements at Crescent, Galena Complex, and administrative purposes
$1.9 million December 2025 non-brokered private placements of common shares	For precious metals delivery commitments per agreement amendment

Post-Employment Benefit Obligations

The Company’s liquidity has been, and will continue to be, impacted by pension funding commitments as required by the terms of the defined benefit pension plans offered to both its hourly and salaried workers at the Galena Complex (see Note 17 in the audited consolidated financial statements of the Company and the notes thereto for the year ended December 31, 2025). The pension plans were in a net post-employment benefit asset position of $0.6 million as at September 30, 2026 (December 31, 2025: net obligation of $2.1 million); the Company intends to fund to the minimum levels required by applicable law. The Company’s actuary currently estimates total annual funding requirements for both Galena Complex pension plans to be approximately $1.1 million per year for each of the next 5 years. Effects from market volatility and interest rates may impact long term annual funding commitments.

The Company evaluates the pension funding status on an a quarterly basis in order to update all material information in its assessment, including updated mortality rates, investment performance, discount rates, contribution status among other information. The pension valuation was remeasured at the end of Q3-2026, resulting in a remeasurement gain recognized in other comprehensive income of approximately $1.5 million for Q3-2026 and $2.5 million for YTD-2026 as a result of increase in the discount rate and unrealized gains on returns.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and nine months ended September 30, 2026

Capital Resources

The Company's cash flow is dependent on delivery of its metal concentrates to market. The Company's contracts with the concentrate purchasers provide for provisional payments based on timing of concentrate deliveries. The Company has not had any problems collecting payments from concentrate purchasers in a reliable and timely manner and expects no such difficulties in the foreseeable future. However, cash flow is dependent on continued mine production which can be subject to interruption for various reasons including fluctuations in metal prices and concentrate shipment difficulties, and, in the case of Relief Canyon, the suspension of mining operations. Additionally, unforeseen cessation in the counterparty's capabilities could severely impact the Company's capital resources.

The Company made capital expenditures of $96.0 million during the nine months ended September 30, 2026 (2025: $28.8 million). Money was predominantly spent on development work associated with the Galena Complex.

The following table sets out the Company's contractual obligations as of September 30, 2026 (in thousands of U.S. dollars):

		Less than			Over 5
	Total	1 year	2-3 years	4-5 years	years

Trade and other payables	$64,609	$64,609	$-	$-	$-
Pre-payment facility	2,550	2,550	-	-	-
Credit facility	2,200	2,200	-	-	-
Interest on credit facility	24	24	-	-	-
Term loan facility	51,595	4,787	24,202	22,606	-
Interest and fees on term loan facility	15,385	5,528	8,221	1,636	-
Royalty payable	2,196	2,196	-	-	-
Other long-term liabilities	1,574	-	860	108	606
	$140,133	$81,894	$33,283	$24,350	$606

1 - Minimum lease payments in respect to lease liabilities are included in trade and other payables and other long-term liabilities. Further details are available in Note 22 of the unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2026.

2 - Certain of these estimates are dependent on market conditions and assumed rates of return on assets. Therefore, the estimated obligation of the Company may vary over time.

Off-Balance Sheet Arrangements

As of the date of this filing, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed.

Transactions with Related Parties

The Company incurred corporate general and administrative expenses of $0.3 million for the nine months ended September 30, 2026 from PJH Consulting LLC ("PJH") where Paul Andre Huet is an owner. The corporate general and administrative expenses included in the consolidated statements of income and comprehensive income paid to PJH were recorded at the exchange amount representing the amount agreed to by the parties.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and nine months ended September 30, 2026

The Company has entered into a drilling services contract with a third-party company, dated February 10, 2026, in respect of which the spouse of Paul Huet, the CEO of the Company, holds a 33% investment interest. Neither Mr. Huet nor his spouse has any involvement in the management or operations of the third-party company. The contract, which is for a one-year term, was awarded after a competitive bidding process. Total payments for services under the contract were $2.6 million for the nine months ended September 30, 2026. The contract was cancelled in October 2026, subsequent to quarter-end.

Risk Factors

The business of the Company is subject to a substantial number of risks and uncertainties. In addition to considering the information disclosed in the forward-looking statements, financial statements and the other publicly filed documentation regarding the Company available on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Company's website at www.americas-gold.com, the reader should carefully consider each of, and the cumulative effect of, the risk factors relating to the Company found under the heading "Risk Factors" in the Company's Annual Information Form dated March 27, 2026 or the Company's MD&A for the year ended December 31, 2025 dated March 30, 2026. Any of these risk elements could have material adverse effects on the business of the Company. See Note 27 - Financial risk management of the Company's audited consolidated financial statements for the year ended December 31, 2025, and Note 22 - Financial risk management of the Company's unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2026 and 2025.

The Company's condensed interim consolidated financial statements for the three and nine months ended September 30, 2026 and 2025 contain going concern disclosure

The Company's condensed interim consolidated financial statements for the three and nine months ended September 30, 2026 and 2025 contain disclosure related to the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent upon its ability to raise additional capital, achieve sustainable revenues and profitable operations, and obtain the necessary financing to meet obligations and repay liabilities when they become due. No assurances can be given that the Company will be successful in achieving these goals. If the Company is unable to achieve these goals, its ability to carry out and implement planned business objectives and strategies will be significantly delayed, limited or may not occur. The Company's financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern. There are no guarantees that access to equity and debt capital from public and private markets in Canada or the U.S. will be available to the Company.

Accounting Standards and Pronouncements

Accounting standards issued and applied

Effective January 1, 2026, the Company adopted amendments to IFRS 9 and 7 - Classification and Measurement of Financial Instruments. The amendments clarify certain aspects of the classification and measurement of financial instruments, including the date of initial recognition or derecognition of financial liabilities, including financing liabilities that are settled in cash using an electronic payment system. Adoption of these amendments did not have a material impact on the Company's interim financial statements.

Certain new accounting standards and amendments have been issued by the IASB but are not mandatory for the current period and have not been early adopted. These include:

- IFRS 18 - Presentation and Disclosure in Financial Statements introduces categories and defined subtotals in the statement of loss and comprehensive loss, disclosures on management-defined performance measures, and requirements to improve the aggregation and disaggregation of information in the financial statements. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, and is to be applied retrospectively. This standard is currently being assessed for its impact on the Company's financial statements in the future reporting periods.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and nine months ended September 30, 2026

Financial Instruments

The Company may, from time to time, employ derivative financial instruments to manage exposure to fluctuations in foreign currency exchange rates and commodity prices.

A price protection program on future precious and base metals production and commitments was completed in relation to the Term Loan Facility. The Company recognized a $0.1 million gain on non-hedge contracts during the nine-month period ended September 30, 2026. All contracts were settled as at September 30, 2026, and no derivative asset or liability was recorded at period end.

Capital Structure

The Company is authorized to issue an unlimited number of common and preferred shares, where each common share provides the holder with one vote while preferred shares are non-voting. As of September 30, 2026, there were 341,735,829 common shares and nil preferred shares issued and outstanding.

As of November 12, 2026, there were 341,869,163 common shares and nil preferred shares issued and outstanding, and 7,050,170 options outstanding which are exercisable for common shares of the Company. The number of common shares issuable on the exercise of warrants is 2,987,600.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Management is responsible for establishing and maintaining adequate disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act")) and in National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings ("NI 52-109") as adopted by the Canadian securities regulations which are designed to provide reasonable assurance that the material information required to be disclosed relating to the Company is made known to the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") by others, particularly during the period in which annual and interim filings are prepared, and that information required to be disclosed by the Company in its annual, interim filings or other reports filed or submitted by the Company under Canadian and U.S. securities laws is recorded, processed, summarized and reported within the time periods specified under those laws and the related rules.

Management, including the CEO and CFO, concluded, as a result of the previously reported material weaknesses described in "Management's Report on Internal Control Over Financial Reporting" below, that the Company's disclosure controls and procedures were not effective as of September 30, 2026.

Management's Report on Internal Control over Financial Reporting

The Company's Management is responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR") as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act and in NI 52-109. The Company's financial reporting process and associated internal controls, including operational controls and procedures for non-financial disclosures are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting in accordance with IFRS Accounting Standards as issued by the IASB.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and nine months ended September 30, 2026

Management, with the participation of the Company's CEO and CFO, assessed the effectiveness of the Company's ICFR as of December 31, 2025. Management based its assessment on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("2013 Framework"). Based on that evaluation, management concluded that the Company's ICFR was not effective as of December 31, 2025 due to the material weaknesses described below. A company's ICFR cannot be considered effective if one or more material weaknesses exists.

A material weakness is a deficiency, or a combination of deficiencies (when aggregated), in ICFR, such that there is a reasonable possibility that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

We identified the following material weaknesses:

The Company did not design and maintain effective information technology general controls (ITGCs) in the areas of: (1) user access governance, including privileged access management and segregation of duties, (2) information technology (IT) operations, logging and monitoring, and (3) change management and production safeguards over IT systems that support the Company’s financial reporting processes. As a result, certain related process-level automated and manual controls that are dependent on the completeness and accuracy of information derived from the affected information systems were also ineffective because these controls were dependent on data processed by such systems.

The Company did not effectively design and operate process control activities for certain business processes, specifically: asset retirement obligations, income taxes, acquisition accounting, period-end financial reporting, depletion of mining interests, procure-to-pay, and contract liabilities. These controls were not sufficiently designed or did not operate effectively because the Company lacked personnel with the necessary accounting knowledge, experience and capacity throughout the fiscal period.

In 2025, the Company underwent a period of significant transformation and experienced rapid changes in its business, which led to challenges in allocating sufficient resources to support ICFR. The evolution of the business, combined with limited financial resources, meant that the Company was unable to fully staff personnel dedicated to executing internal control functions. As a result, certain controls were not consistently designed and executed for a sufficient period of time to test, were not consistently performed in a timely manner, or did not have sufficient documentation to evidence the execution of the controls. Further, the Company's risk assessment process did not identify the changes in the business as a risk that could impact its ICFR.

The material weaknesses identified above did not result in any material misstatements or material adjustments in our financial statements or disclosures, other than the revision in relation to contract liabilities. However, if not remediated, they could result in a material misstatement of the Company's accounts or disclosures that would not be prevented or detected.

Our management concluded that the consolidated financial statements present fairly, in all material respects, our financial position, financial performance, and cash flows for the periods presented in accordance with IFRS Accounting Standards as issued by the IASB.

Remediation Plan

Our management is committed to maintaining a strong internal control environment. In response to the identified material weaknesses discussed above, management plans to take comprehensive action to remediate the material weaknesses in ICFR.

Remediation plans include: (i) onboarding of additional experienced personnel to support and strengthen relevant control processes; (ii) providing ongoing training to control owners throughout the organization to reinforce the importance of roles, responsibilities, and procedures in the ICFR environment; (iii) strengthening communication channels between operational and finance functions to support the timeliness and accuracy of data provided to the financial reporting teams; and (iv) reevaluating the design and implementation of IT general controls, specifically with regard to user access management, change management, and system logging and monitoring capabilities. Certain of these activities are being implemented in 2026.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and nine months ended September 30, 2026

Management believes that these actions, when fully implemented, will remediate the identified material weaknesses. The weaknesses will not be considered remediated, however, until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. Until fully remediated, these material weaknesses could result in a material misstatement to the annual or interim financial statements that would not be prevented or detected. As the Company continues to evaluate and improve the applicable controls, management may determine to take additional measures to modify the remediation plan described above.

Changes in Internal Control Over Financial Reporting

Onboarding of additional experienced personnel to support and strengthen relevant control processes, including IT general controls, were executed during fiscal 2026.

Other than the material weaknesses as disclosed above and any remedial actions taken to date, there have been no changes in the Company's ICFR during the nine months ended September 30, 2026 that would materially affect, or are reasonably likely to affect, the Company's ICFR.

Technical Information

The scientific and technical information relating to the operation of the Company’s material operating mining properties contained herein has been reviewed and approved by Rick Streiff, Certified Professional Geologist (CPG#11108), and consultant to the Company, who is a "qualified person" for the purposes of NI 43-101.

The Company's current Annual Information Form and the NI 43-101 Technical Reports for its other material mineral properties, all of which are available on SEDAR+ at www.sedarplus.ca, contain further details regarding mineral reserve and mineral resource estimates, classification and reporting parameters, key assumptions and associated risks for each of the Company's material mineral properties, including a breakdown by category.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and nine months ended September 30, 2026

Non-GAAP and Other Financial Measures

The Company has included certain non-GAAP financial and other measures to supplement the Company's consolidated financial statements, which are presented in accordance with IFRS, including the following:

• average realized silver, copper, lead, zinc and antimony prices;

• cost of sales/Ag Eq oz sold;

• cash costs/Ag oz sold;

• all-in sustaining costs/Ag oz sold;

• working capital;

• EBITDA, adjusted EBITDA, and adjusted earnings; and

• silver equivalent produced and sold (Ag Eq).

Management uses these measures, together with measures determined in accordance with IFRS, internally to better assess performance trends and understands that a number of investors, and others who follow the Company's performance, also assess performance in this manner. These non-GAAP and other financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Non-GAAP and other financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may differ from methods used by other companies with similar descriptions.  Management's determination of the components of non-GAAP financial measures and other financial measures are evaluated on a periodic basis influenced by new items and transactions; a review of investor uses and new regulations as applicable. Any changes to the measures are duly noted and retrospectively applied as applicable. Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.

Average Realized Silver, Copper, Lead, Zinc and Antimony Prices

The Company uses the financial measures "average realized price" because it understands that in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s performance vis-à-vis average market prices of metals for the period. The presentation of average realized metal prices is not meant to be a substitute for the revenue information presented in accordance with IFRS but rather should be evaluated in conjunction with such IFRS measure.

Average realized metal prices represent the sale price of the underlying metal excluding unrealized mark-to-market gains and losses on provisional pricing and concentrate treatment and refining charges. Average realized silver, copper, lead, zinc and antimony prices are calculated as the revenue related to each of the metals sold, e.g. revenue from sales of silver divided by the quantity of ounces sold.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and nine months ended September 30, 2026

Reconciliation of Average Realized Silver, Copper, Lead,  Zinc, and Antimony Prices1

	Q3-2026	Q3-2025	YTD-2026	YTD-2025
Gross silver sales revenue ('000)	$50,004	$17,212	$160,378	$45,950
Fixed pricing adjustments ('000)	2,111	22	(451)	(4)
Silver sales revenue ('000)	$52,115	$17,234	$159,927	$45,946
Divided by silver sold (oz)	860,850	427,054	2,315,080	1,290,355
Average realized silver price ($/oz)	$60.54	$40.36	$69.08	$35.61

	Q3-2026	Q3-2025	YTD-2026	YTD-2025
Gross copper sales revenue ('000)	$5,630	$-	$17,408	$-
Fixed pricing adjustments ('000)	326	-	(98)	-
Copper sales revenue ('000)	$5,956	$-	$17,310	$-
Divided by copper sold (lb)	928,967	-	2,856,839	-
Average realized copper price ($/lb)	$6.41	$-	$6.06	$-

	Q3-2026	Q3-2025	YTD-2026	YTD-2025
Gross lead sales revenue ('000)	$1,245	$2,048	$4,659	$7,312
Fixed pricing adjustments ('000)	(62)	1	(36)	-
Lead sales revenue ('000)	$1,183	$2,049	$4,623	$7,312
Divided by lead sold (lb)	1,417,512	2,271,462	5,238,723	8,135,922
Average realized lead price ($/lb)	$0.83	$0.90	$0.88	$0.90

	Q3-2026	Q3-2025	YTD-2026	YTD-2025
Gross zinc sales revenue ('000)	$-	$108	$-	$11,883
Fixed pricing adjustments ('000)	-	-	-	(26)
Zinc sales revenue ('000)	$-	$108	$-	$11,857
Divided by zinc sold (lb)	-	86,512	-	9,474,630
Average realized zinc price ($/lb)	$-	$1.25	$-	$1.25

	Q3-2026	Q3-2025	YTD-2026	YTD-2025
Gross antimony sales revenue ('000)	$997	$-	$3,366	$-
Fixed pricing adjustments ('000)	72	-	72	-
Antimony sales revenue ('000)	$1,069	$-	$3,438	$-
Divided by antimony sold (lb)	121,691	-	336,052	-
Average realized antimony price ($/lb)	$8.78	$-	$10.23	$-

1  Includes Crescent pre-production sales from the Galena Complex in fiscal 2026 and excludes EC120 pre-production sales from the Cosalá Operations in fiscal 2025.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and nine months ended September 30, 2026

Cost of Sales/Ag Eq Oz Sold

The Company uses the financial measure "Cost of Sales/Ag Eq Oz Sold" because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company's underlying cost of operations. Silver equivalent sold is based on all metals sold at average realized silver, copper, lead, zinc, and antimony prices during each respective period, except as otherwise noted.

Reconciliation of Consolidated Cost of Sales/Ag Eq Oz Sold

	Q3-2026[1]	Q3-2025[2]	YTD-2026[1]	YTD-2025[2]
Cost of sales ('000)	$32,020	$20,138	$80,459	$64,756
Divided by silver equivalent sold (oz)	1,010,649	852,054	2,720,173	2,591,951
Cost of sales/Ag Eq oz sold ($/oz)	$31.68	$23.63	$29.58	$24.98

Reconciliation of Cosalá Operations Cost of Sales/Ag Eq Oz Sold

	Q3-2026[1]	Q3-2025[2]	YTD-2026[1]	YTD-2025[2]
Cost of sales ('000)	$10,761	$8,190	$32,660	$30,781
Divided by silver equivalent sold (oz)	501,248	375,835	1,395,770	1,259,328
Cost of sales/Ag Eq oz sold ($/oz)	$21.47	$21.79	$23.40	$24.44

Reconciliation of Galena Complex Cost of Sales/Ag Eq Oz Sold

	Q3-2026[1]	Q3-2025[2]	YTD-2026[1]	YTD-2025[2]
Cost of sales ('000)	$21,259	$11,948	$47,799	$33,975
Divided by silver equivalent sold (oz)	509,401	476,219	1,324,403	1,332,623
Cost of sales/Ag Eq oz sold ($/oz)	$41.73	$25.09	$36.09	$25.49

1 Throughout this MD&A, silver, lead, and silver equivalent sold, and cost per ounce measurements during fiscal 2026 include Crescent pre-production from the Galena Operations.

2 Throughout this MD&A, tonnes milled, silver grade and recovery, silver production and sales, silver equivalent produced and sold, and cost per ounce measurements during fiscal 2025 include EC120 pre-production from the Cosalá Operations.

Cash Costs and Cash Costs/Ag Oz Sold

The Company uses the financial measures "Cash Costs" and "Cash Costs/Ag Oz Sold" in accordance with measures widely reported in the silver mining industry, as developed by the World Gold Council, as a benchmark for performance measurement and because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company's underlying cash costs of operations. However, there is no assurance that the Company's reporting of these non-GAAP measures is similar to those reported by other mining companies.

Cash costs are determined on a mine-by-mine basis and include mine site operating costs such as: mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations. Non-cash charges and other indirect mining costs consist of adjustments to non-cash related charges to cost of sales including non-cash remuneration incurred during the period.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and nine months ended September 30, 2026

Reconciliation of Consolidated Cash Costs/Ag Oz Sold

	Q3-2026[1]	Q3-2025[2]	YTD-2026[1]	YTD-2025[2]
Cost of sales ('000)	$32,020	$20,138	$80,459	$64,756
Smelting, refining and royalty expenses in cost of sales ('000)	(392)	(373)	(1,342)	(1,945)
Non-cash charges and other indirect mining costs ('000)	(911)	1,610	(649)	(787)
Direct mining costs ('000)	$30,717	$21,375	$78,468	$62,024
Smelting, refining and royalty expenses ('000)	1,368	1,484	7,851	5,878
Less by-product credits ('000)	(6,552)	(4,417)	(25,191)	(19,941)
Cash costs ('000)	$25,533	$18,442	$61,128	$47,961
Divided by silver sold (oz)	860,850	738,604	2,315,080	1,890,629
Cash costs/Ag oz sold ($/oz)	$29.66	$24.97	$26.40	$25.37

Reconciliation of Cosalá Operations Cash Costs/Ag Oz Sold

	Q3-2026[1]	Q3-2025[2]	YTD-2026[1]	YTD-2025[2]
Cost of sales ('000)	$10,761	$8,190	$32,660	$30,781
Smelting, refining and royalty expenses in cost of sales ('000)	(253)	(155)	(748)	(1,324)
Non-cash charges and other indirect mining costs ('000)	(424)	1,199	63	(723)
Direct mining costs ('000)	$10,084	$9,234	$31,975	$28,734
Smelting, refining and royalty expenses ('000)	1,244	998	6,727	4,372
Less by-product credits ('000)	(5,189)	(2,470)	(16,087)	(14,790)
Cash costs ('000)	$6,139	$7,762	$22,615	$18,316
Divided by silver sold (oz)	423,141	313,159	1,190,279	718,460
Cash costs/Ag oz sold ($/oz)	$14.51	$24.79	$19.00	$25.49

Reconciliation of Galena Complex Cash Costs/Ag Oz Sold

	Q3-2026[1]	Q3-2025[2]	YTD-2026[1]	YTD-2025[2]
Cost of sales ('000)	$21,259	$11,948	$47,799	$33,975
Smelting, refining and royalty expenses in cost of sales ('000)	(139)	(218)	(594)	(621)
Non-cash charges and other indirect mining costs ('000)	(487)	411	(712)	(64)
Direct mining costs ('000)	$20,633	$12,141	$46,493	$33,290
Smelting, refining and royalty expenses ('000)	124	486	1,124	1,506
Less by-product credits ('000)	(1,363)	(1,947)	(9,104)	(5,151)
Cash costs ('000)	$19,394	$10,680	$38,513	$29,645
Divided by silver sold (oz)	437,709	425,445	1,124,801	1,172,169
Cash costs/Ag oz sold ($/oz)	$44.31	$25.10	$34.24	$25.29

1 Throughout this MD&A, silver, lead, and silver equivalent sold, and cost per ounce measurements during fiscal 2026 include Crescent pre-production from the Galena Operations.

2 Throughout this MD&A, tonnes milled, silver grade and recovery, silver production and sales, silver equivalent produced and sold, and cost per ounce measurements during fiscal 2025 include EC120 pre-production from the Cosalá Operations.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and nine months ended September 30, 2026

All-In Sustaining Costs and All-In Sustaining Costs/Ag Oz Sold

The Company uses the financial measures “All-In Sustaining Costs” and “All-In Sustaining Costs/Ag Oz Sold” in accordance with measures widely reported in the silver mining industry, as developed by the World Gold Council, as a benchmark for performance measurement and because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s total costs of producing silver from operations. However, there is no assurance that the Company’s reporting of these non-GAAP measures is similar to those reported by other mining companies.

All-in sustaining costs is cash costs plus all sustaining development, capital expenditures, and exploration spending, excluding costs not related to current operations and corporate general and administrative costs.

Reconciliation of Consolidated All-In Sustaining Costs/Ag Oz Sold

	Q3-2026[1]	Q3-2025[2]	YTD-2026[1]	YTD-2025[2]
Cash costs ('000)	$25,533	$18,442	$61,128	$47,961
Sustaining capital expenditures and exploration costs ('000)[3]	$11,428	4,543	29,520	13,588
All-in sustaining costs ('000)	$36,961	$22,985	$90,648	$61,549
Divided by silver sold (oz)	860,850	738,604	2,315,080	1,890,629
All-in sustaining costs/Ag oz sold ($/oz)	$42.94	$31.12	$39.16	$32.55

Reconciliation of Cosalá Operations All-In Sustaining Costs/Ag Oz Sold

	Q3-2026[1]	Q3-2025[2]	YTD-2026[1]	YTD-2025[2]
Cash costs ('000)	$6,139	$7,762	$22,615	$18,316
Sustaining capital expenditures and exploration costs ('000)[3]	4,529	1,461	10,789	3,346
All-in sustaining costs ('000)	$10,668	$9,223	$33,404	$21,662
Divided by silver sold (oz)	423,141	313,159	1,190,279	718,460
All-in sustaining costs/Ag oz sold ($/oz)	$25.21	$29.45	$28.06	$30.15

Reconciliation of Galena Complex All-In Sustaining Costs/Ag Oz Sold

	Q3-2026[1]	Q3-2025[2]	YTD-2026[1]	YTD-2025[2]
Cash costs ('000)	$19,394	$10,680	$38,513	$29,645
Sustaining capital expenditures and exploration costs ('000)[3]	6,899	3,082	18,731	10,242
All-in sustaining costs ('000)	$26,293	$13,762	$57,244	$39,887
Divided by silver sold (oz)	437,709	425,445	1,124,801	1,172,169
All-in sustaining costs/Ag oz sold ($/oz)	$60.07	$32.35	$50.89	$34.03

1  Throughout this MD&A, silver, lead, and silver equivalent sold, and cost per ounce measurements during fiscal 2026 include Crescent pre-production from the Galena Operations.

2  Throughout this MD&A, tonnes milled, silver grade and recovery, silver production and sales, silver equivalent produced and sold, and cost per ounce measurements during fiscal 2025 include EC120 pre-production from the Cosalá Operations.

3  Capital expenditures exclude growth capital from the Galena Complex and Cosalá Operations, including capital spend on EC120.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and nine months ended September 30, 2026

Working Capital

The Company uses the financial measure "working capital" because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company's liquidity, operational efficiency, and short-term financial health.

Working capital is the excess of current assets over current liabilities.

Reconciliation of Working Capital

	Q3-2026	Q4-2025
Current Assets ('000)	$98,091	$153,664
Less current liabilities ('000)	(76,834)	(86,164)
Working capital ('000)	$21,257	$67,500

EBITDA, Adjusted EBITDA, and Adjusted Earnings

The Company uses the financial measures "EBITDA", "adjusted EBITDA" and "adjusted earnings" as indicators of the Company's ability to generate operating cash flows to fund working capital needs, service debt obligations, and fund exploration and evaluation, and capital expenditures. These financial measures exclude the impact of certain items and therefore is not necessarily indicative of operating profit or cash flows from operating activities as determined under IFRS. Other companies may calculate these financial measures differently. Additional details regarding weighted average number of common shares outstanding are disclosed in Notes 16 to the Company's condensed interim consolidated financial statements.

EBITDA is net income (loss) under IFRS before depletion and amortization, interest and financing expense, and income taxes. Adjusted EBITDA further excludes other non-cash items such as accretion expenses, impairment charges, and other fair value gains and losses.

Reconciliation of EBITDA and Adjusted EBITDA

	Q3-2026	Q3-2025	YTD-2026	YTD-2025
Net income (loss) ('000)	$(5,601)	$(16,517)	$(605)	$(51,253)
Depletion and amortization ('000)	6,833	3,704	20,059	15,710
Interest and financing expense ('000)	1,957	1,710	3,812	3,565
Income tax expense ('000)	5,374	702	16,954	795
EBITDA (loss) ('000)	$8,563	$(10,401)	$40,220	$(31,183)
Accretion on decommissioning provision ('000)	151	157	444	471
Foreign exchange loss (gain) ('000)	339	1,877	2,118	(1,107)
Loss (gain) on disposal of assets ('000)	(8)	(1)	33	(967)
Loss on metals contract liabilities ('000)	-	13,125	11,761	28,413
Other loss (gain) on derivatives ('000)	22	(2,916)	(96)	(3,625)
Fair value loss on royalty payable ('000)	89	19	265	300
Loss on investment in joint ventures ('000)	125	-	201	-
Adjusted EBITDA (loss) ('000)	$9,281	$1,860	$54,946	$(7,698)

Adjusted earnings is net income (loss) under IFRS excluding other non-cash items such as accretion expenses, impairment charges, and other fair value gains and losses.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and nine months ended September 30, 2026

Reconciliation of Adjusted Earnings

	Q3-2026	Q3-2025	YTD-2026	YTD-2025
Net income (loss) ('000)	$(5,601)	$(16,517)	$(605)	$(51,253)
Accretion on decommissioning provision ('000)	151	157	444	471
Foreign exchange loss (gain) ('000)	339	1,877	2,118	(1,107)
Loss (gain) on disposal of assets ('000)	(8)	(1)	33	(967)
Loss on metals contract liabilities ('000)	-	13,125	11,761	28,413
Other loss (gain) on derivatives ('000)	22	(2,916)	(96)	(3,625)
Fair value loss on royalty payable ('000)	89	19	265	300
Loss on investment in joint ventures ('000)	125	-	201	-
Adjusted earnings (loss) ('000)	$(4,883)	$(4,256)	$14,121	$(27,768)

Supplementary Financial Measures

The Company references certain supplementary financial measures that are not defined terms under IFRS to assess performance because it believes they provide useful supplemental information to investors.

Silver Equivalent Produced and Sold

References to silver equivalent produced and sold are based on all metals produced and sold on a gross payable basis at average realized silver, copper, lead, zinc, and antimony prices during each respective period, except as otherwise noted.

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